

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Mr. John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue
Lake Success, New York 11042

Re: Flushing Financial Corporation
Form 10-K for the year ended December 31, 2009, filed March 15, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed April 8, 2010
File No. 001-33013

Dear Mr. Buran:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the file number of all of your filings to be File No. 001-33013 instead of 000-24272.

<u>Form 10-K for the Fiscal Year ended December 31, 2009</u>

<u>Business, page 1</u>

<u>Overview, page 1</u>

2. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:
   - revise the fourth paragraph to clarify that over 95 percent of your loans are for real estate with most of it in multi-family properties, commercial properties and one to four family mixed use properties, as required by Item 101(c)(1)(i);
   - revise the sixth, seventh and eighth paragraphs to describe the currents status of each of the businesses including revenues from each;
   - revise the ninth paragraph to identify this transaction as part of the Troubled Asset Relief Program ("TARP); and
   - address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, as required by Item 101(c)(1).

<u>Competition, page 3</u>

3. Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:
   - estimate the number of competitors and your competitive position;
   - identify the principal methods of competition; and
   - identify and explain both the positive and negative factors pertaining to your competitive position.

<u>Lending Activities, page 3</u>

4. Please provide to us and undertake to include in your future filings, revised disclosure as follows:
   - revise the table on page 7 to include all loans (including multi-family residential loans, loans for one-to-four family mixed use properties and multi-family residential loans);
   - revise the third paragraph of the subsection entitled "Multi- Family Residential Lending," on page 7 to explain the "greater degree of risks" associated with these loans; and
   - revise the third paragraph of the subsection entitled "Multi- Family

Residential Lending," on page 7 to explain, in the third paragraph of the subsection entitled "One to Four Family Mortgage lending" the extent to which you have made loans on the basis of "stated income" and provide detail regarding the "various levels of income verification" to which you refer.

Sources of Funds, page 24

5. Noting the significant amount of brokered deposits, please provide to us and undertake to include in your future filings, a Risk Factor containing a discussion of the benefits and costs to you of brokered deposits which comprise more than fifteen percent of your deposits in 2009.

Risk Factors, page 43

6. Please provide to us and undertake to include in your future filings, a risk factor to address the risk from your concentration of ninety five percent of your loan portfolio in real estate loans at a time when the real estate industry in your market area is suffering from excess inventory, depressed sale prices and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high. Address the risks associated with your concentration of real estate loans in New York City and the concentration of loans in commercial real estate.

7. Please provide to us and undertake to include in your future filings, a revised second risk factor, on page 44, to address
    - revise the first paragraph to explain the "greater risk" from the specified loans are due to the fact that in contrast to residential mortgages where the borrowers are individuals, the borrowers are legal entities that only have one asset and one source of revenues which is the property for which you have made the loan and therefore if the property fails to generate enough income on a day to day basis to pay the monthly payments for the principal and interest on the loan, the borrowers must default and your only remedy is to seize the property which may be worth less than the amount of the loan; and
    - revise the second paragraph and the caption to quantify the dollar amount and percentage of your loans for which you did not verify the borrower's income and disclose whether or not you continue to make loans without verifying income or other information; and
    - disclose the amount and percentage of your loan portfolio that are subprime or alt A loans.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 54

Trends and Contingencies, page 58

8. Please provide to us and undertake to include in your future filings, revision of
    this section to comply with Item 303(a) and Release No. 33-8350 by
    identifying and analyzing known trends, events, demands, commitments and
    uncertainties that are reasonably likely to have a material effect on your
    capital resources and results of operations including, but not limited to,
    analysis of the causes and effects of the following:
    *   trends in the number and aggregate amount of loans that you have
        charged off, foreclosed, restructured as "troubled debt restructurings"
        and the type and magnitude of concessions you have made and the
        number of amount of commercial real estate loans that you have
        restructured into multiple new loans;
    *   trends in the number, size and types of new loans that you are
        originating and, separately, that you are purchasing from other entities
        and the size and composition of your loan portfolio including the
        dollar amount and percentage of your portfolio in commercial real
        estate and the dollar amount and percentage in residential real estate
        and the amount of participatory loans; and
    *   trends in the amount of deposits and the amount and percent of your
        deposits that are brokered deposits.
    *   trends over the past three years in commercial real estate prices,
        commercial real estate sales and commercial building permits in your
        market areas;
    *   trends over the past three years in home price index, residential real
        estate sales and single family and multifamily building permits in your
        market area; and
    *   trends over the past three years in the unemployment rate in your
        market area (disclosing the actual rate) and in median household
        income in your market area.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Securities Available for Sale, pages 82

9. Please tell us and revise your policy in future filings to clearly state how the company estimates OTTI on debt securities and equity securities, respectively. Please see ASC 320-10-35 and Topic 5.M of the Staff Accounting Bulletins.

Real Estate Owned, page 84

10. We note your disclosure which states that REO is carried at the lower of cost or estimated realizable value (which is based on appraised value with certain adjustments less estimated costs to sell). Please tell us the nature of the "certain adjustments," and reconcile your disclosure here to disclosures elsewhere where you indicate the value is determined by appraised value merely adjusted for cost to sell (e.g. page 116, Note 16). Please advise and revise your future filings as necessary.

11. In regards to how you measure impairment for impaired loans that are collateral dependent, please tell us and revise your future filings to discuss the following:

 • The approximate amount and percentage of impaired collateral dependent loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

 • The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

 • In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

 • Whether appraisal data is the sole source of your collateral valuations or whether you use multiple valuation approaches to determine the fair value of the underlying collateral. If multiple valuations approaches are used, describe the methods used and significant assumptions and weighting;

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those impaired loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Note 3 – Loans, page 85

12. Please provide us with, and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Note 5 - Debt and Equity Securities, pages 87

13. We note significant unrealized losses related to your single issue and pooled trust preferred securities at December 31, 2009. Please address the following:

(a) Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Deferrals and defaults:
    a. Tell us in detail how you develop your estimate of future deferrals and defaults.

      b. Tell us how you consider the specific credit characteristics of the collateral underlying <u>each</u> individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned,

      c. Tell us and disclose if you treat actual deferrals the same as defaults.

      d. Tell us and disclose your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
  a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
  b. Tell us and disclose your prepayment assumption and how you determine it.
  c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
  d. Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
  e. If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
  f. If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each pooled trust preferred security with at least one rating below investment grade, disclose expected deferrals and defaults as a percentage of the remaining performing collateral as of the most recent period end. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions as presented in the note, to allow an investor to understand why this information is relevant and meaningful.

14. Please tell us and expand the REMIC and CMO category of available for sale securities in future filings to provide a detail of the ten private issues. In this regard, consider the (shared) activity, or business sector, vintage, geographic concentration, credit quality or economic characteristics. Provide disclosure as to investment grade, subordination or credit enhancements. Tell us how the company determined credit losses, developed the estimates/projections of key assumptions – prepayment rates, loss severity and defaults rates and how the company analyzed third party reports, if any to determine the OTTI on an individual security basis.

Schedule 14A

General

Director Nominations, page 11

15. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2)(v) of Regulation S-K to include a statement "with regard to each nominee approved by the nominating committee" identifying the person or entity that recommended the respective nominee, as required by Item 407(c)(2)(vii) of Regulation S-K.

Transactions with Related Persons, page 12

16. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 404 of Regulation S-K as follows:
   • revise the third paragraph to disclose the dollar amount received by Mr. Nicholson, as required by Item 404(a)(4) and disclose for how many years Mr. Nicolosi and his firm have represented the Bank; and
   • revise the fifth paragraph to explain how the consulting duties performed by Mr. Tully differed from the responsibilities Mr. Tully had as the Chairman of your Board of Directors, pursuant to Item 404(a)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney